NEWS RELEASE

November 15, 2011

Trading Symbols:

TSX: AMM, NYSE Amex: AAU

www.almadenminerals.com

ALMADEN OPTIONS WILLOW CU-AU PORPHYRY PROJECT, NEVADA

Almaden Minerals Ltd. and its subsidiary (collectively “Almaden” or “the Company”; TSX: AMM; NYSE Amex: AAU) announces that it has signed an option agreement with Westhaven Ventures Inc. (“Westhaven”; WHN.V: TSX-V) on terms whereby Westhaven can acquire a 60% interest in Almaden’s 100% owned Willow porphyry copper-gold project by paying $300,000 in cash to Almaden, incurring $10 million in expenditures and issuing 2,000,000 common shares to Almaden over 4 years as shown in greater detail below. The agreement is subject to regulatory approval.

Cash:

$300,000 to be paid within 5 business days of TSX-V acceptance of the Agreement

Expenditure Schedule:

$1,000,000 in exploration expenditures in the first year of the Agreement (firm commitment)

$2,000,000 in exploration expenditures in Year 2 (Optional)

$3,000,000 in exploration expenditures in Year 3 (Optional)

$4,000,000 in exploration expenditures in Year 4 (Optional)

Share payment Schedule:

500,000 issued within 5 business days of TSX-V acceptance of the Agreement

500,000 on or before 1st anniversary of TSX-V acceptance of the Agreement (Optional)

500,000 on or before 2nd anniversary of TSX-V acceptance of the Agreement (Optional)

500,000 on or before 3rd anniversary of TSX-V acceptance of the Agreement (Optional)

An additional 2,000,000 shares will be issued upon the completion of a 43-101 Resource Estimate

"We are very pleased to be working with the experienced exploration and management team at Westhaven to work on Willow, an exciting drill ready Cu-Au porphyry project. This transaction allows Almaden to maximize the efforts of our exploration group to focus solely on the Ixtaca Zone of the Tuligtic Project and the newly 100% acquired El Cobre Au-Cu project during 2012, both of which are located in Mexico. This deal also further demonstrates our ability to acquire, develop and advance our expansive portfolio of gold projects in North America. We eagerly anticipate a drill program at Willow planned for 2012." stated Chairman, J. Duane Poliquin.

About the Willow Project

The Willow project is situated near Yerington Nevada and covers an area of hydrothermal alteration interpreted to represent the lithocap to a large preserved porphyry copper-gold system. Geologic and alteration mapping has outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterized by silicification, brecciation and alunite, kaolinite and dickite alteration, all features typical of a high sulphidation system overlying a porphyry intrusion at depth. Supporting fluid inclusion analysis confirms the presence of a porphyry system. Soil stream sediment and rock samples have returned anomalous values of copper, gold, molybdenum, silver and trace elements typical of this geologic environment.

In 2011 Almaden completed a Titan 24 deep penetration geophysical survey on the Willow project. The Titan survey outlined several large areas of high chargeability, both near to surface and at depth (see Almaden news release of June 5th, 2011). The chargeability anomalies provide several large target areas for follow-up drill testing and will be the focus of an anticipated 2012 drill program planned by Westhaven.

About Almaden

Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $45MM as of Oct 31, 2011) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Willow, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently five projects (Caldera, Yago, Matehuapil, Willow and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a NSR interest in 12 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.